UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

{ }	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission file number 000-50015

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TierOne Bank Savings Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

TierOne Corporation
1235 “N” Street
Lincoln, Nebraska 68508

REQUIRED INFORMATION

        The following financial statements and supplemental schedule of the TierOne Bank Savings Plan are filed herewith.

TIERONE BANK SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2006, 2005, and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

TIERONE BANK SAVINGS PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2
Statements of Changes in Net Assets Available for Benefits for the Three-Year Period Ended
December 31, 2006	3
Notes to Financial Statements	4
Schedule
Schedule H, line 4i--Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm

Employee Benefit Committee
TierOne Bank Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the TierOne Bank Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the three-year period ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the three-year period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This Supplemental Schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Lincoln, Nebraska
June 27, 2007

TIERONE BANK SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments:
At fair value:
Principal Guaranteed Interest Account	$2,453,874	2,330,446
American Century Large Cap Value II Account	1,729,646	1,292,274
Mason Street Mid Cap Growth Account	335,681	--
Mason Street Aggressive Growth Account	--	340,671
Principal International Stock Account	4,373,753	3,280,119
Principal International Small Company Account	1,223,048	811,830
Principal Large Cap Stock Index Account	3,111,703	2,755,494
Principal Money Market Account	1,946,558	1,954,677
Principal U.S. Property Account	3,963,919	3,187,887
Principal Bond and Mortgage Account	3,093,283	2,962,668
Principal Bond Emphasis Balanced Account	389,868	367,533
Principal Stock Emphasis Balanced Account	403,594	370,548
Principal Partners Small Cap Value II Account	1,498,703	1,175,654
Principal Partners Large Cap Blend Account	2,371,295	2,013,136
Principal Partners Large Cap Blend I Account	2,742,135	2,612,877
Principal Partners Large Cap Growth II Account	460,679	370,397
Principal Partners Large Cap Growth Account	729,659	765,030
Principal Partners Mid Cap Growth I Account	840,129	847,594
Principal Mid Cap Stock Index Account	1,433,022	1,336,333
Principal International Emerging Markets Account	1,961,743	1,206,332
Principal Total Market Stock Index Account	811,795	496,833
TierOne Corporation Common Stock Account	11,322,985	10,924,422

Net assets available for benefits	$47,197,072	41,402,755

See accompanying notes to financial statements.

TIERONE BANK SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006, 2005, and 2004

	2006	2005	2004
Additions to net assets attributed to:
Net appreciation in fair value of investments	$5,213,601	4,269,111	3,146,050
Dividends	121,863	62,919	74,077

Total investment income	5,335,464	4,332,030	3,220,127

Contributions:
Employer	676,335	629,956	522,320
Participant	2,086,158	1,891,437	1,570,136
Rollover	78,305	357,055	102,425

Total contributions	2,840,798	2,878,448	2,194,881

Total additions	8,176,262	7,210,478	5,415,008

Deductions from net assets attributed to:
Benefits paid to participants	2,376,196	12,065,594	3,724,013
Administrative expenses	5,749	7,059	2,935

Total deductions	2,381,945	12,072,653	3,726,948

Other changes:
Assets transferred in due to plan mergers	--	--	17,593,580

Net increase (decrease)	5,794,317	(4,862,175)	19,281,640
Net assets available for benefits:
Beginning of year	41,402,755	46,264,930	26,983,290

End of year	$47,197,072	41,402,755	46,264,930

See accompanying notes to financial statements.

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2006, 2005, and 2004

(1)	Description of Plan

The following description of the TierOne Bank (Bank) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan, established August 1, 1978 and restated as of January 1, 2006, is a defined contribution 401(k) profit sharing plan and is administered by the Employee Benefit Committee. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank believes the Plan is in compliance with the requirements of ERISA.

(b)	Eligibility

Employees must complete six months of service to be eligible for participation in the Plan. The employee must make an election to participate in the Plan and agree to make contributions to the Plan by payroll deductions.

(c)	Contributions

Employees can contribute from 1% to 25% of their salary to the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Bank makes a matching contribution equal to 50% of an employee’s contribution up to a maximum of 6% of the employee’s salary. The Bank, in its discretion, may make additional contributions to the Plan not to exceed the maximum amount deductible from the Bank’s income under the Internal Revenue Code. Participants must be employed on December 31 to receive an allocation of the Bank’s contribution. Participants direct the investment of their contributions plus the Company’s contributions into various investment options offered by the Plan.

(d)	Participant Accounts

Each participant's account is credited with the participant's contribution, an allocation of the Bank's contribution, investment gains and losses, and any associated investment expenses. Administrative expenses are paid by the Bank. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Plan participants become 100% vested in the Bank’s matching contributions after three years of service.

(f)	Payment of Benefits

On termination of service or retirement, a participant may elect to receive either a single lump-sum amount equal to the value of the participant’s vested interest in the participant’s account or a fixed-period annuity. Participants may also elect to receive a taxable distribution of any part of their contributed vested account balance prior to retirement if plan hardship requirements are met.

(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2006, 2005, and 2004

(g)	Forfeitures

For the years ended December 31, 2006, 2005, and 2004, forfeitures in nonvested accounts totaling $12,476, $13,171, and $2,372, respectively, were used to reduce employer contributions. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $37 and $14,109, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Each pooled separate account is valued at fair value at the close of each business day. The net investment income (loss) in pooled separate accounts as reflected in the statements of changes in net assets available for benefits consists of realized gains or losses and the unrealized appreciation and depreciation on those investments during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rates, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(f)	Concentrations of Investments

Included in the Plan’s net assets available for benefits at December 31, 2006 and 2005 are investments in TierOne Corporation common stock amounting to $11.3 million and $10.9 million, respectively, whose value is subject to change based on market conditions.

(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2006, 2005, and 2004

(3)	Investments

During 2006, 2005, and 2004, net appreciation (depreciation) in fair value of investments, was as follows:

	2006	2005	2004
American Century Income & Growth Account	$--	(76,320)	116,656
American Century Select Account	--	--	182,501
American Century Small Cap Value Account	--	(70,046)	390
American Century Large Cap Value II Account	264,308	98,547	--
Janus Advisor Aggressive Growth Account	--	--	74,655
Mason Street Mid Cap Growth Account	(29,549)	--	--
Mason Street Aggressive Growth Account	40,281	11,589	26,124
Principal Mid Cap Growth II Account	(5)	--	--
Principal Guaranteed Interest Account	73,879	(9,106)	78,708
Principal International Stock Account	919,671	665,108	427,736
Principal International Small Company Account	265,154	196,524	102,995
Principal Large Cap Stock Index Account	409,882	110,721	262,817
Principal Money Market Account	81,076	63,582	21,736
Principal U.S. Property Account	485,753	490,443	242,212
Principal Bond and Mortgage Account	128,684	74,819	107,617
Principal Bond Emphasis Balanced Account	41,374	30,509	31,905
Principal Stock Emphasis Balanced Account	51,792	35,218	37,348
Principal Partners Small Cap Value II Account	238,051	166,349	--
Principal Partners Large Cap Blend Account	311,683	87,967	186,387
Principal Partners Large Cap Blend I Account	361,975	163,143	299,055
Principal Partners Large Cap Growth II Account	30,965	11,669	23,230
Principal Partners Large Cap Growth Account	11,054	23,816	58,556
Principal Mid Cap Growth I Account	70,656	96,160	--
Principal Mid Cap Stock Index Account	128,337	132,882	125,305
Principal International Emerging Markets Account	446,138	259,696	84,750
Principal Total Market Stock Index Account	84,935	20,819	32,392
Putnam Voyager Account	--	--	(5,552)
TierOne Corporation Common Stock Account	797,507	1,685,022	628,527

	$5,213,601	4,269,111	3,146,050

(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2006, 2005, and 2004

The following table represents the fair value of individual investments which exceed 5% of the Plan’s net assets:

	2006	2005	2004
Principal Guaranteed Interest Account	$2,453,874	2,330,446	*
Principal International Stock Account	4,373,753	3,280,119	3,393,882
Principal Money Market Account	*	*	5,328,517
Principal Large Cap Stock Index Account	3,111,703	2,755,494	3,405,911
Principal U.S. Property Account	3,963,919	3,187,887	3,234,588
Principal Bond and Mortgage Account	3,093,283	2,962,668	3,580,316
Principal Partners Large Cap Blend Account	2,371,295	*	2,940,658
Principal Partners Large Cap Blend I Account	2,742,135	2,162,877	2,672,885
TierOne Corporation Common Stock Account	11,322,985	10,924,422	9,427,268
* Did not meet the 5% threshold in the applicable year.

(4)	Guaranteed Interest Account with Insurer

The Plan entered into a guaranteed interest account with Principal Life Insurance Company who maintains the contributions in a pooled account. The guaranteed interest account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by Principal Life Insurance Company. The guaranteed interest account is included in the financial statements at fair value (which represents contributions made under the contract plus earnings, less withdrawals and expenses) as it is not fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates approximated 2.94%, 2.94%, and 3.47% for 2006, 2005, and 2004, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than 0%.

(5)	Related Party Transactions

The Plan’s investments are shares in pooled funds managed by Principal Life Insurance Company. Principal Life Insurance Company is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the administrative services amounted to $5,749, $7,059, and $2,935 for the years ended December 31, 2006, 2005, and 2004, respectively.

(6)	Plan Termination

In connection with the merger contemplated by the definitive agreement and plan of merger between CapitalSource, Inc. (CapitalSource) and TierOne Corporation (TierOne) discussed in footnote 9, the Plan would terminate. As part of the termination of the Plan, the Board of Directors of the Bank will provide for a matching contribution, consistent with past practice, for that portion of the plan year beginning on January 1, 2007 that has elapsed prior to the effective date of the merger. Termination of the Plan is subject to the provisions of ERISA. Upon termination of the Plan, participants will become 100% vested in all employer contributions.

(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2006, 2005, and 2004

(7)	Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter, dated June 19, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)	Plan Merger

On August 10, 2004, the United Nebraska Financial Co. Salary Reduction Profit Sharing Plan and the United Nebraska Financial Co. Employee Stock Ownership Plan and Trust were merged with the Plan. In connection therewith, $17,593,580 was transferred to the Plan which has been reflected as a plan merger in the accompanying statements of changes in net assets available for benefits.

(9)	Subsequent Event

On May 17, 2007, TierOne and CapitalSource, issued a press release announcing that they had entered into an agreement and plan of merger, dated May 17, 2007. Pursuant to the merger agreement, TierOne will merge with and into CapitalSource TRS Inc., a wholly-owned subsidiary of CapitalSource.

Schedule

TIERONE BANK SAVINGS PLAN

Schedule H, line 4i-Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Pooled funds on deposit with Principal Life Insurance Company:
*	Principal Guaranteed Interest Account	GIC, maturities through 2010	**	$ 2,453,874
*	American Century Large Cap Value II Account	Pooled separate account	**	1,729,646
*	Mason Street Mid Cap Growth Account	Pooled separate account	**	335,681
*	Principal International Stock Account	Pooled separate account	**	4,373,753
*	Principal International Small Company Account	Pooled separate account	**	1,223,048
*	Principal Large Cap Stock Index Account	Pooled separate account	**	3,111,703
*	Principal Money Market Account	Pooled separate account	**	1,946,558
*	Principal U.S. Property Account	Pooled separate account	**	3,963,919
*	Principal Bond and Mortgage Account	Pooled separate account	**	3,093,283
*	Principal Bond Emphasis Balanced Account	Pooled separate account	**	389,868
*	Principal Stock Emphasis Balanced Account	Pooled separate account	**	403,594
*	Principal Partners Small Cap Value II Account	Pooled separate account	**	1,498,703
*	Principal Partners Large Cap Blend Account	Pooled separate account	**	2,371,295
*	Principal Partners Large Cap Blend I Account	Pooled separate account	**	2,742,135
*	Principal Partners Large Cap Growth II Account	Pooled separate account	**	460,679
*	Principal Partners Large Cap Growth Account	Pooled separate account	**	729,659
*	Principal Partners Mid Cap Growth I Account	Pooled separate account	**	840,129
*	Principal Mid Cap Stock Index Account	Pooled separate account	**	1,433,022
*	Principal International Emerging Markets Account	Pooled separate account	**	1,961,743
*	Principal Total Market Stock Index Account	Pooled separate account	**	811,795
*	TierOne Corporation Common Stock Account	Corporate stock	**	11,322,985

				$ 47,197,072

*	Indicates party-in-interest.
**	Historical cost information is omitted as it is no longer required for participant-directed accounts.

See accompanying independent auditors’ report.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIERONE BANK SAVINGS PLAN
Dated: June 28, 2007	By: /s/ Gilbert G. Lundstrom
Gilbert G. Lundstrom, on behalf of TierOne
Bank as the Plan Administrator

EXHIBIT INDEX
TIERONE BANK SAVINGS PLAN
FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

Exhibit No.	Description
23	Consent of KPMG LLP